

Nick Bour · 3rd

 **Executive Financial**

Seasoned Financial Planner with a passion to help
Executives, Business Owners, and Retires.

Brighton, Michigan, United States · 500+ connections ·

Contact info

Providing services

Insurance, Retirement Planning, Financial Advisory, Wealth Management, and Financial Planning

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Featured



**Avoid Recession Panic & Weather the
Fallout with These Strategies**

financeinsights.net

If you know what to do during a recession,
you can avoid common & costly mistakes.



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Smart planning

The
execu

How
retire

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2,108 followers



Russell Strickler, CFP®, AIF® thanks Russell!!

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255,200,373
311,000

I'll take 150

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Very proud and happy for you Wendy! You are amazing and always put others...

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Looks good!! Cheers to a succ 2021!!

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Experience



President & CEO

Executive Financial Group

Oct 2017 – Present · 3 yrs 5 mos

Brighton, Michigan, United States

As the President and CEO, I strive to achieve the highest standards of integrity and professionalism with every client. As a financial advisor, my goal is to create a customized financial plan to help protect and grow your assets. We'll work together to find solutions that help you feed confident in your financial decisions. I specialize in retirement tax strategies, investment management, estate protection, retirement income planning, wealth transfers and business succession.

It all starts with a goal. Once we identify and prioritize your goals, we create customi ...see mor



SELL
when the
MARKET
DROPS?

Should You Sell When the Market Drops?



Should You Pay Off Debt or Save for...



Wealth Partner & Director of Asset Protection

Agile Wealth Partners

Apr 2019 – Present · 1 yr 11 mos

Brighton, Michigan, United States



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Financial Planning Specialist

Mercury Financial Group

Apr 2016 – Jan 2019 · 2 yrs 10 mos

Greater Detroit Area

Mercury Financial Group is a boutique financial advisory firm that helps our clients achieve thei financial dreams. As a financial planning specialist and vice president of the wealth advisory group, I worked closely with the clients and their financial advisors to help increase value in all key areas of wealth management. I specialized in estate planning and structure, finar …see mor



Senior Financial Advisor

Huntington National Bank

Dec 2014 – Apr 2016 · 1 yr 5 mos

Flint, Michigan Area

Huntington National Bank offers consumer and small business banking services, wealth management, brokerage accounts, trust services and insurance solutions. As a senior financial advisor, I worked with clients to create tailored financial planning strategies to help them plan for retirement. This included a focus on income planning, wealth transfer between ge …see mor



Financial Planner

Allstate

Jun 2013 – Dec 2014 · 1 yr 7 mos

Waterford, Michigan Area

Apex Executive Solutions provided financial planning, wealth management and retirement planning advice to executives and business owners through Allstate. As the president and a financial planner, I helped clients work towards and achieve their financial goals. I specialized ir offering customized strategies, products and services designed to protect assets, a …see mor

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Education



Saginaw Valley State University

Business, Management, Marketing, and Related Support Services

1997 – 1998

Activities and Societies: The Saginaw Valley State University prides itself on students being hard workers, game-makers, go-getters and pride-takers. SVSU is committed to providing quality teaching and field-based learning. The certificate in business marketing challenges students to identify key markets by analyzing and engaging in the wants and needs of clients. Courses included financial accounting, principles of microeconomics, managerial accounting, financial management and marketing research and analytics.



